EXHIBIT 99

                 INTERNATIONAL BUSINESS MACHINES CORPORATION
                           AND SUBSIDIARY COMPANIES
            SUPPLEMENTAL CONSOLIDATED STATEMENT OF OPERATIONS (1)
                     FOR THE THREE MONTHS ENDED MARCH 31:
                                 (UNAUDITED)

  (Dollars in millions except for per share amounts)        1995          1994
  Revenue:                                                _______       _______
     Hardware sales                                       $ 7,727       $ 6,268
     Software                                               2,873         2,583
     Services                                               2,445         1,836
     Maintenance                                            1,821         1,768
     Rentals and financing                                    869           918
                                                          _______       _______
  Total revenue                                            15,735        13,373

  Cost:
     Hardware sales                                         4,795         4,379
     Software                                               1,005           964
     Services                                               1,974         1,557
     Maintenance                                              900           871
     Rentals and financing                                    397           366
                                                          _______       _______
  Total cost                                                9,071         8,137
                                                          _______       _______
  Gross profit                                              6,664         5,236

  Operating expenses:
     Selling, general and administrative                    3,633         3,531
     Research, development and engineering                    913         1,100
                                                          _______       _______
  Total operating expenses                                  4,546         4,631
                                                          _______       _______
  Operating income                                          2,118           605
  Other income, principally interest                          246           408
  Interest expense                                            180           414
                                                          _______       _______
  Earnings before income taxes                              2,184           599
  Income tax provision                                        895           263
                                                          _______       _______
  Net earnings                                              1,289           336

  Preferred stock dividends and transaction costs              47            21
                                                          _______       _______
  Net earnings applicable to
    common shareholders                                   $ 1,242       $   315
                                                          =======       =======

  Net earnings per share of common stock                  $  2.12       $   .54

  Average number of common shares
   outstanding (millions)                                   585.2         582.1

  (1) Supplemental information provided for comparative purposes: 1994 excludes effects of the FSC sale and accounting charges for writedown of software.

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